

October 7, 2011

Via E-mail
David M. Wehner, CFO
Zynga Inc.
699 Eighth Street
San Francisco, CA  94103

  **Re: Zynga Inc.**
    **Amendment No. 3 to Registration Statement on Form S-1**
    **Filed on September 21, 2011**
    **File No. 333-175298**

Dear Mr. Wehner:

  We have reviewed your amended registration statement and have the following comments.  Unless otherwise noted, references to prior comments are to those in our letter dated September 2, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

1. We note your response to prior comment 5 and continue to believe that the number of paying players and the average amount each spends is important information to the users of your financial statements since this will be a critical component of your future growth. Explain whether you are able to quantify or estimate the number and percentage of paying players and average spending per paying player for the periods presented. Provide us with an analysis of your paying players, if you are able to determine such information.

2. Tell us why you did not consider ABPU to be a key metric meriting disclosure in prior filings of your registration statement.  In addition, explain and disclose how ABPU functions as a better indicator in understanding and measuring the <u>revenue</u> generating engagement levels of your players as opposed to metrics such as the number of paying players and average spending by those players over time.

3. We note your response to prior comment 6 and continue to believe that your disclosures would be improved by providing a quantitative and qualitative analysis with respect to the individual games that generate substantially all of your revenues.  Tell us if you internally track revenues for each of your top three online games and if so why such measurements are not considered key metrics meriting disclosure of revenues and discussion of any significant trends or uncertainties associated with the individual games.

Quantitative disclosure and analysis of the individual games seems to be important and material information to the users of your financial statements since you generate substantially all of your revenues from only a small number of games. Throughout the filing you note the significance of the timing of introduction of particular games on operating results and the need for new game introductions to increase revenues. We refer you to Section III.B of SEC Release 33-8350.

4. We note your revised disclosures in response to prior comment 7. On page 49 you continue to disclose that the sale of virtual goods is among the key factors affecting revenue growth and that growth will depend largely on your ability to attract and retain players and more effectively monetize your player base through the sale of virtual goods and advertising. Please explain further why you do not believe you should revise your disclosures to provide a more transparent quantitative and qualitative discussion and analysis of paying player attraction, retention and monetization as well as conversion of non-paying to paying players. We refer you to Section III.B of SEC Release 33-8350.

Key Metrics, page 49

5. For the first time since Q1-09, your revenues in Q2-11 exceeded bookings as noted in the "Bookings and Revenue" chart on page 49. Tell us what consideration you gave to discussing both this event and whether it constitutes a trend which is reasonably likely to have a favorable or unfavorable impact on future results of operations.

Factors Affecting Our Performance, page 51

6. Please clarify your responses to prior comments 8 and 9 that indicate you cannot quantify the amount of revenues generated through the Facebook platform for each period presented. Explain in greater detail why you have sufficient data regarding bookings by social network platform to estimate the impact on bookings had you adopted Facebook Credits in prior periods, but do not have sufficient data to calculate revenues on a social network platform basis. As part of your response, tell us whether you currently are able to determine the amount of revenues generated through the Facebook platform.

Results of Operations, page 53

7. We note your response to prior comment 10. Revise your disclosures to further explain the significant increase in your online game revenues during the six months ended June 30, 2011 compared with the six months ended June 30, 2010. The $193.7 million increase in online game revenues resulting from recent game launches or existing games and the $27.3 million increase related to the change in your estimated life of durable and consumable virtual goods offset by the adoption of the Facebook credits only appears to explain part of the reason for the increase in your online game revenues during the six months ended June 30, 2011. Revise your disclosures to discuss and quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

Six Months Ended June 30, 2010 and 2011, page 53

8.    ABPU increased from $.036 to $.051 for the comparative six month periods ended June 30, 2010 and 2011 as disclosed on page 50 and not $.033 to $.051 disclosed here on page 53.  Please revise to clarify.

Quarterly trends, page 60

9.    Revise to discuss whether there are any trends related to the decline in bookings over the quarters ended June 30, 2011 which are reasonably likely to have a material impact on results of operations.  See Item 303(a)(3)(iii) of Regulation S-K.

10.   Revise to discuss the March 2011 decline in ABPU and the stability of ABPU from the March to June 2011 quarters both as to causes and any significant trends reasonably likely to impact future operating results.  In addition, revise to quantify separately the impact on ABPU for the quarter ended June 30, 2011 by the quickening of revenue recognition so an investor can understand the impact by comparable quarterly comparisons without the impact.  Also, we note on page 77 that ABPU is not disclosed as a key metric.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 68

11.   We note your revised disclosures in response to prior comment 14.  Revise your disclosures to further explain the factors you considered in determining your selection of the closest comparable companies.

12.   We note your response to prior comment 15.  Revise your disclosures to more clearly explain that you believe the $14.03 per share price paid by the new Series C investors in February 2011 was the most important factor in determining the significant increase in fair value, and as a result you are not able to quantify the portion of the increase attributable to improvements in your financial performance or operating performance and improving market conditions, other than to quantitatively state that such improvements had an impact on the price investors were willing to pay for the Series C preferred stock.  In addition, revise your disclosures to quantify the portion of the significant increase between the March 2011 and May 2011 valuation dates attributable to improvements in your financial performance or operating performance and comparable companies.

13.   Consider revising your table on page 69 to show the number of shares or options issued on each particular grant date.  Disclosure of fair value with respect to each grant date appears to be more informative rather than showing the quarterly amounts.  In addition, consider revising your disclosures to present the aggregate fair value at each grant date.

Executive Compensation

2010 Summary Compensation Table, page 111

14.     We note that you have disclosed in the summary compensation table the grant date fair value of the ZSUs awarded to your named executive officers in fiscal 2010.  Since you do not believe, however, as indicated in your response to comment 71 of our letter dated July 28, 2011, that the qualifying liquidity event of the ZSUs is probable of achievement until the occurrence of your IPO, please move the grant date fair value of the ZSUs from the table into a footnote in accordance with Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.  Alternatively, please advise us why you believe the information belongs in the summary compensation table.

Loan to Officer, page 128

15.     We note your assertion in your response to prior comment 18 that Mr. Verdu, who was identified in your initial filing as Co-President of Games, is now Chief Creative Officer under the direction and supervision of Mr. Schappert, Chief Operating Officer.  We further note your assertion that Mr. Verdu's responsibilities in this new capacity have changed such that Mr. Verdu is no longer an executive officer of the company.  Please tell us when Mr. Verdu's position changed from Co-President of Games to Chief Creative Officer and provide us with documentation evidencing the changes in his responsibilities and the date on which these changes took effect.  Further, since Mr. Verdu is identified on page 127 of the registration statement as an executive officer, please expand your disclosure under the heading "Loan to Officer" to briefly explain these changes in Mr. Verdu's employment history with the company, including the date on which his new responsibilities took effect.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

16.     Tell us whether you plan to update your pro forma consolidated balance sheet to include an amount for the number of pro forma issued and outstanding shares as of June 30, 2011.

Consolidated Statements of Operations, page F-4

17.     Please clarify why you have not presented basic and diluted earnings per share amounts for your Class B and Class C common stock as of June 30, 2011.

Notes to the Consolidated Financial Statements

General

18.   Your response to prior comment 26 indicates that you conducted a comprehensive review
      of all of your historical estimates for each game and determined that this revised policy
      had no material impact on any period prior to the first quarter of 2011.  Please provide us
      with your analysis that quantifies the impact of the change in estimate on your financial
      statements for each period presented.

Note 1. Organization and summary of Significant Accounting Policies

Revenue Recognition, page F-12

19.   We note your response to prior comment 21.  Explain in greater detail why you believe
      there are no continuing performance obligations after the point in time at which the
      consumable virtual goods have been utilized.  That is, explain why you believe that
      "there are no further implicit or explicit performance obligations related to the purchase
      of that virtual good."  Explain why the sale of the virtual good does not include an
      obligation to the player to maintain and to keep available your platform.  It seems that the
      player would not purchase the virtual good without the expectation that the game will be
      available.  Further, explain why the consumption of the virtual good represents delivery
      when the player purchases the consumable virtual good to allow them to maintain,
      advance or accelerate their progress and enhance their game environment.  That is,
      explain why delivery is not the result or benefits obtained from use of the consumable
      virtual good.  In addition, tell us what consideration you gave to separately disclosing the
      amount of revenues attributable to durable and consumable virtual goods for each period
      presented.

20.   We note your response to prior comment 22.  To the extent that you can disaggregate the
      consumable and durable virtual goods, provide us with your computations of the
      weighted-average life separately for the reported periods.

Note 8. Stockholders' Equity, page F-26

21.   It is not clear you have provided the disclosures required by ASC 505-10-50 for the
      ZSUs.  Please confirm your compliance to us or revise accordingly.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page F-36

22.   We note your response to prior comment 32.  Explain in greater detail why you believe
      excluding the stock compensation related to the ZSUs is within the spirit of Rule 11-
      02(b)(5) of Regulation S-X.  Explain and disclose the basis for inclusion of the ZSUs in

pro forma basic earnings per share.  The pro forma denominator presentation of earnings per share should reflect how the historical earnings per share will be presented in subsequent historical periods.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3457.  Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
        John T. McKenna, Esq.
        Cooley LLP